4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES CORPORATE RESTRUCTURING

WINNIPEG, Manitoba - (March 4, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced a restructuring plan that will see the organization eliminate approximately 50 employees and full-time consultants over the next month. The Company anticipates that further reductions may occur over the next several months.

These changes follow the Company’s announcement that it does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication at this time. This decision was based on an analysis of the data from its pivotal phase 3 MEND-CABG II clinical trial that showed that it did not meet the primary endpoint. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery.

As a result of the restructuring announced today, the Company now expects the cash position will be sufficient to fund operations into the first quarter of fiscal 2009. The Company is currently exploring alternatives for strengthening its financial position and will provide additional guidance as appropriate.

The Company’s near term focus will be on its commercial asset AGGRASTAT® and the development of MC-1 for chronic cardiovascular and metabolic disease.

”We would like to thank our employees for their dedication and hard work. We have made a very difficult decision to downsize the organization in order to minimize our burn rate, extend our working capital and focus on AGGRASTAT and other possible applications of MC-1,” commented Medicure’s President and CEO, Albert Friesen, PhD.

The Company also announced the retirement of Mr. Jan-Ake Westin as Medicure’s Vice President, Clinical Development.

“We would also like to thank Jan-Ake for his leadership and efforts in managing the Company’s clinical program.” stated Dr. Friesen.

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com